AB 3/20

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KW 3/4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 66434

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

StoneCastle Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 West 45th Street, 14th Floor
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Holmen — (212) 354-6500
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	New Jersey	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

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OATH OR AFFIRMATION

I, Robert Holmen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StoneCastle Securities, LLC, as of December 31, ,20 11 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

XIOMARA LARIOS
Notary Public - State of New York
NO. 01LA6128825
Qualified in New York County
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Signature

CFO

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONECASTLE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

Rothstein Kass

STONECASTLE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

STONECASTLE SECURITIES, LLC

CONTENTS

Certified
Public
Accountants

Rothstein Kass
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Member of
StoneCastle Securities, LLC

We have audited the accompanying statement of financial condition of StoneCastle Securities, LLC (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of StoneCastle Securities, LLC as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 27, 2012

STONECASTLE SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS		
Cash	$	670,728
Due from broker, including clearing deposit of $500,000		1,898,301
Prepaid expenses and other assets		76,416
	$	2,645,445
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	1,311,263
Due to affiliate		21,000
Total liabilities		1,332,263
Member's equity		1,313,182
	$	2,645,445

See accompanying notes to financial statement.

1. Nature of business and summary of significant accounting policies

Nature of Business

StoneCastle Securities, LLC (the "Company" or "StoneCastle") is a corporation organized under the laws of the state of Delaware on March 8, 2004. The Company's operations have consisted primarily of engaging in the placement of private placement securities. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA").

The Company is permitted to engage in the following activities with natural persons:

Private placement of securities,
Structuring fixed income structured finance transactions,
Broker or dealer retailing corporate equity securities over-the-counter,
Broker or dealer selling corporate debt securities, including collateralized debt obligations, collateralized loan obligations, and bank obligations such as trust preferred securities, preferred senior debt and CDs,
U.S. government securities dealer,
U.S. government securities broker,
Municipal securities dealer,
Municipal securities broker,
Broker or dealer selling interests in mortgages or other receivables,
Put and call broker or dealer or option writer,
Non-exchange member arranging for transactions in listed securities by exchange member; and
Trading securities for own account.

Basis of Presentation

These financial statements are presented in U.S. dollars and have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations regarding financial reporting of the SEC.

These financial statements were approved by management and available for issuance on February 27, 2012. Subsequent events have been evaluated through this date.

Revenue Recognition

Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract.

Securities transactions and the related revenues and expenses are recorded on the trade-date basis.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

At December 31, 2011, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2008.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was $1,236,740, which was $1,136,740 in excess of its minimum requirement of $100,000.

3. Contingent liabilities

The Company is subject to certain pending and threatened legal actions which arise out of the normal course of business. As of December 31, 2011, the Company has been named party to a legal action. The Company intends to vigorously defend this action as necessary. Litigation is inherently unpredictable, particularly in proceedings where claimants seek substantial or indeterminate damages, or which are in their early stages. The Company cannot predict with certainty the actual loss or range of loss related to such legal proceedings, the manner in which it will be resolved, the timing of final resolution or the ultimate settlement. In the opinion of management, after consultation with counsel, the resolution of ongoing legal proceedings will not have a material adverse effect on the Company's statement of financial condition.

4. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

During the year ended December 31, 2011, approximately 13% of the Company's revenues were from one customer.

5. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i) and (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Related party transactions

Pursuant to an agreement, the Company pays for office space, administrative services and equipment to the Company's parent. The expenses under this agreement for the year ended December 31, 2011 were $89,250.

The Company's parent, its affiliates and the Company, incur intercompany expenses resulting from arms' length transactions. These expenses are recorded in the accompanying statement of financial condition as due from parent and/or due to affiliate(s) to appropriately reflect the incurred obligations and the resulting liabilities. As of December 31, 2011 due to affiliate balance was $21,000.